Securities and Exchange Commission
Washington, D. C.  20549

Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1 )

Orbital Sciences Corp
Common Stock
CUSIP Number 685564106

Date of Event Which Requires Filing of this Statement:  12/31/2007

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ X ]  Rule 13d-1(b)
[   ]  Rule 13d-1(c)
[   ]  Rule 13d-1(d)

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

CUSIP No. 685564106

1)  Name of reporting person:
    ClearBridge Advisors, LLC
    Tax Identification No.:
    01-0846058

2)  Check the appropriate box if a member of a group:
    a) X
    b) n/a

3)  SEC use only

4)  Place of organization:
    DE

Number of shares beneficially owned by each reporting person with:
5)  Sole voting power:
6)  Shared voting power:  2,934,731
7)  Sole dispositive power: - 0 -
8)  Shared dispositive power: 2,960,772*
9)  Aggregate amount beneficially owned by each reporting person:
    2,960,772*

10) Check if the aggregate amount in row (9) excludes certain shares:
    n/a

11) Percent of class represented by amount in row (9):
    5.00%

12) Type of reporting person:
    IA


 *assumes conversion/exercise of certain securities held
CUSIP No. 685564106

1)  Name of reporting person:
    Smith Barney Fund Management LLC
    Tax Identification No.:
    13-2616913

2)  Check the appropriate box if a member of a group:
    a) X
    b) n/a

3)  SEC use only

4)  Place of organization:
    DE

Number of shares beneficially owned by each reporting person with:
5)  Sole voting power:
6)  Shared voting power:  16,330
7)  Sole dispositive power: - 0 -
8)  Shared dispositive power: 16,330
9)  Aggregate amount beneficially owned by each reporting person:
    16,330

10) Check if the aggregate amount in row (9) excludes certain shares:
    n/a

11) Percent of class represented by amount in row (9):
    0.03%

12) Type of reporting person:
    IA




CUSIP No. 685564106

1)  Name of reporting person:
    Clearbridge Asset Management, Inc.
    Tax Identification No.:
    13-3440564

2)  Check the appropriate box if a member of a group:
    a) X
    b) n/a

3)  SEC use only

4)  Place of organization:
    DE

Number of shares beneficially owned by each reporting person with:
5)  Sole voting power:
6)  Shared voting power:  134,808
7)  Sole dispositive power: - 0 -
8)  Shared dispositive power: 134,808*
9)  Aggregate amount beneficially owned by each reporting person:
    134,808*

10) Check if the aggregate amount in row (9) excludes certain shares:
    n/a

11) Percent of class represented by amount in row (9):
    0.23%

12) Type of reporting person:
    IA

*assumes conversion/exercise of certain securities held



 -  - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
Item 1a) Name of issuer:
         Orbital Sciences Corp

Item 1b) Address of issuers principal executive offices:
         21839 Atlantic Blvd

         Dulles, VA 20166 United States

Item 2a) Name of person filing:
         ClearBridge Advisors, LLC
         Smith Barney Fund Management LLC
         Clearbridge Asset Management, Inc.

Item 2b) Address of principal business office:
         399 Park Avenue
         New York, NY 10022

Item 2c) Citizenship:
         ClearBridge Advisors, LLC
          Delaware Limited Liability Corporation
         Smith Barney Fund Management LLC
          Delaware Limited Liability Corporation
         Clearbridge Asset Management, Inc.
          Delaware Corporation

Item 2d) Title of class of securities:
         Common Stock

Item 2e) CUSIP number: 685564106

Item 3) If this statement is filed pursuant to Rule 13d-1(b), or 13d 2(b), check whether the person filing is a:
       (a) [ ] Broker or dealer under Section 15 of the Act.
       (b) [ ] Bank as defined in Section 3(a)(6) of the Act.
       (c) [ ] Insurance Company as defined in Section 3(a)(6) of the Act.
       (d) [ ] Investment Company registered under Section 8 of the Investment Company Act.
       (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.
       (f) [ ] Employee Benefit Plan, Pension Fund which is subject to ERISA of 1974 or Endowment Funds; see 240.13d-1(b)(ii)(F).
       (g) [ ] Parent holding company, in accordance with 240.13d-1(b)(ii)(G),
       (h) [X] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4) Ownership:
       (a) Amount beneficially owned: 3,111,910*
       (b) Percent of Class: 5.26%
       (c) Number of shares as to which such person has:
          (i) sole power to vote or to direct the vote:
              -  0 -
          (ii) shared power to vote or to direct the vote:
              3,085,869
          (iii) sole power to dispose or to direct the disposition of:
               - 0 -
          (iv) shared power to dispose or to direct the disposition of:
              3,085,869
          *assumes conversion/exercise of certain securities held

Item 5)   Ownership of Five Percent or less of a class:
          n/a

Item 6)   Ownership of more than Five Percent on behalf of another person:
          n/a

Item 7) Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:
          n/a

Item 8)   Identification and classification of members of the group:
          ClearBridge Advisors, LLC
          Smith Barney Fund Management LLC
          Clearbridge Asset Management, Inc.


Item 9)   Notice of dissolution of group:
          n/a

Item 10)  Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                         Signature
                        -----------

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


       --------------------------------
       Date February 14, 2008


ClearBridge Advisors, LLC

By:    /s/ Terrence J. Murphy
       Terrence J. Murphy, Chief Operating Officer

Smith Barney Fund Management LLC

By:    /s/ Terrence J. Murphy
       Terrence J. Murphy, Chief Operating Officer

Clearbridge Asset Management, Inc.

By:    /s/ Terrence J. Murphy
       Terrence J. Murphy, Chief Operating Officer


Exhibit A
Joint Filing Agreement

--------------------------------------
       This Joint Filing Agreement confirms the agreement by and among the undersigned that the Schedule 13G is filed on behalf of (i) each member of the group identified in Item 8 and (ii) the other reporting person(s) identified in Item 6 that may be deemed to beneficially own more than five percent of the issuers outstanding equity securities.




ClearBridge Advisors, LLC

By:    /s/ Terrence J. Murphy
       Terrence J. Murphy, Chief Operating Officer

Smith Barney Fund Management LLC

By:    /s/ Terrence J. Murphy
       Terrence J. Murphy, Chief Operating Officer

Clearbridge Asset Management, Inc.

By:    /s/ Terrence J. Murphy
       Terrence J. Murphy, Chief Operating Officer